UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Paragraph

A copy of the Bit Digital, Inc. letter dated February 18, 2022 addressed to The Hon. Elizabeth Warren and Colleagues is being furnished as Exhibit 99.1 with this Report on Form 6-K. This letter was a response to their inquiry about the Company’s operations, as well as of other bitcoin mining companies, their operations and the mining industry and sustainability. This letter is being publicly disclosed by the U.S. Congress.

Exhibit 99.1	Bit Digital letter dated February 18, 2022 addressed to The Hon. Elizabeth Warren and Colleagues

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: July 15, 2022

2